29 October 2004

ISSUED ON BEHALF OF REED ELSEVIER PLC

Disclosure of Interest in Voting Shares of Reed Elsevier PLC

Reed Elsevier PLC received today a notification dated 28 October 2004, in accordance with Part VI of the Companies Act 1985 (as amended), that the interest of The Capital Group Companies, Inc and its affiliates, in the ordinary shares of Reed Elsevier PLC is 127,980,366 shares, representing 10.05% of the Company's current issued share capital.